SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February, 2009

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Park Afek

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]             Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]                     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on January 28, 2009 announcing "IRM(TM) Leader ECtel to Expand Presence in the UK and Singapore". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_______________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  February 16, 2009

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Index to Exhibits

Exhibit No.                 Exhibit

1                                 Press Release issued January 28, 2009

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EXHIBIT 1

IRM(TM) Leader ECtel to Expand Presence in the UK and Singapore

Strategic Move Improves Customer Interaction and
Places ECtel Closer to Existing and Potential Clients

ROSH HA'AYIN, Israel, January 28, 2009, ECtel Ltd. (NASDAQ: ECTX), a leading provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers, announced today that it has expanded its business operations in the UK and Singapore, upgrading its customer interaction abilities and local support for its growing customer base in Europe and Asia Pacific.

The expansion of the company's business operations in the UK supports ECtel's strategy to strengthen its presence in the region and operate closer to existing and potential clients.
Singapore, one of the most developed business centers in Asia Pacific, will serve as a gateway to the region and position ECtel to meet the region's growing demand for the company's innovative IRM solutions.

"This move reflects our commitment to better support our customers' evolving needs," said Benny Yehezkel, ECtel's Executive Vice President of Worldwide Marketing & Sales. "The growth in our customer base coupled with the business potential these two regions hold makes this move a natural progression for ECtel."

With a presence in over 50 countries, ECtel's world-leading revenue assurance products provide operators with modular, scalable solutions to fight revenue leakage and fraud in order to ultimately increase the bottom line. ECtel's revolutionary Integrated Revenue Management(TM) (IRM(TM)) platform incorporates multi-faceted solutions to address all revenue threats by providing operators with a 360-degree view of all revenues and costs, equipping them with proactive solutions for increased efficiency and operability.

"ECtel has a long history of excellence and success in both the UK and Singapore," said Itzik Weinstein, President and CEO of ECtel. "This expansion will bring us closer to our customers by bridging any geographical or cultural gaps, underscoring our commitment to our valued long-term partners in these regions."

About ECtel

ECtel (NASDAQ:ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas and Europe. For more information, visit www.ectel.com.

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Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company`s annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contacts:
Michael Neumann, Senior Vice President and CFO Tel: +972-3-9002115 Fax: +972-3-9002103 Email: mickeyne@ectel.com Dana Rubin MarCom Manager Tel: +972-3-9002656 Fax: +972-3-9002103 Email: ir@ectel.com
Media Contact:
Ruder Finn Israel for ECtel Matthew Krieger Tel: +972-544-676-950 Email: matthew@ruderfinn.co.il
Investor Relations Contacts:
GK Investor Relations for ECtel
Ehud Helft\Kenny Green Tel: + 1 617 418 3096 \ + 1 646 201 9246 Email: info@gkir.com

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